SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

StoneMor Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

86184W106
(CUSIP Number)

Axar Capital Management, LP

1330 Avenue of the Americas, 30th Floor

New York, NY 10019

(212) 356-6130

With a copy to:

Stuart D. Freedman, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 24, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Axar Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 49,517,272
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 49,517,272
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 49,517,272
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.40%*
14	TYPE OF REPORTING PERSON IA

*The percentages used in this Schedule 13D/A are calculated based upon 94,506,848 shares of Common Stock reported to be outstanding as of May 13, 2020 in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020 filed with the Securities and Exchange Commission on May 15, 2020.

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Axar GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 49,517,272
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 49,517,272
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 49,517,272
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.40%*
14	TYPE OF REPORTING PERSON OO, HC

*The percentages used in this Schedule 13D/A are calculated based upon 94,506,848 shares of Common Stock reported to be outstanding as of May 13, 2020 in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020 filed with the Securities and Exchange Commission on May 15, 2020.

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Andrew Axelrod
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 49,517,272
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 49,517,272
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 49,517,272
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.40%*
14	TYPE OF REPORTING PERSON IN, HC

*The percentages used in this Schedule 13D/A are calculated based upon 94,506,848 shares of Common Stock reported to be outstanding as of May 13, 2020 in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020 filed with the Securities and Exchange Commission on May 15, 2020.

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 5 of 10 Pages

This Amendment No. 11 ("Amendment No. 11") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 9, 2018 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on August 1, 2018 ("Amendment No. 1"), Amendment No. 2 filed with the SEC on September 28, 2018 ("Amendment No. 2"), Amendment No. 3 filed with the SEC on October 29, 2018 ("Amendment No. 3"), Amendment No. 4 filed with the SEC on February 5, 2019 ("Amendment No. 4"), Amendment No. 5 filed with the SEC on May 1, 2019 ("Amendment No. 5"), Amendment No. 6 filed with the SEC on June 28, 2019 ("Amendment No. 6"), Amendment No. 7 filed with the SEC on October 29, 2019 ("Amendment No. 7"), Amendment No. 8 filed with the SEC on October 31, 2019 ("Amendment No. 8"), Amendment No. 9 filed with the SEC on January 2, 2020 ("Amendment No. 9") and Amendment No. 10 filed with the SEC on April 3, 2020 ("Amendment No. 10" and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and this Amendment No. 11, the "Schedule 13D") with respect to the shares of Common Stock, par value $0.01 per share (the "Common Stock"), of StoneMor Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 11 shall have the meanings set forth in the Schedule 13D. This Amendment No. 11 amends Items 4, 6 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On May 24, 2020, the Investment Manager submitted a proposal (the "Proposal") to the Board of Directors of the Issuer (the "Board") to acquire all of the Issuer’s outstanding shares of Common stock not already owned by the Reporting Persons for an amount equal to $0.67 in cash per share of Common Stock. The Proposal is conditioned upon the approval of the Board and the negotiation and execution of mutually satisfactory transaction agreements, the approval of a special committee of independent directors that will be appointed to consider the Proposal and make a recommendation to the full Board and the approval of holders of a majority of the outstanding Common Stock not owned by the Reporting Persons. If the transaction is consummated, the shares of Common Stock would become delisted from the NYSE.

Further to and in order to satisfy the Commitment Letter, the Investment Manager, the Axar Vehicles and the Issuer entered into a Common Stock Purchase Agreement on May 27, 2020 (the "Common Stock Purchase Agreement") for the purchase by the Axar Vehicles of a total of 23,287,672 shares of Common Stock, consisting of (i) 11,232,877 shares of Common Stock for an aggregate cash purchase price of $8,200,000 (or $0.73 per share of Common Stock) and (ii) 12,054,795 shares of Common Stock in exchange for the surrender of one hundred seventy-six (176) shares of Axar Preferred Stock (an exchange ratio of 68,493.15 shares of Common Stock for each share of Axar Preferred Stock surrendered). The closing of the transactions contemplated by the Common Stock Purchase Agreement will take place, subject to the terms and conditions in the Common Stock Purchase Agreement, on the second business day following the date that the conditions of the parties thereto required to be satisfied pursuant to Article II of the Common Stock Purchase Agreement have been satisfied, including, among other things, the approval of the newly issued shares of Common Stock for listing on the New York Stock Exchange and the delivery to the Investment Manager of a duly executed amendment to the Registration Rights Agreement that provides that the shares of Common Stock purchased by the Axar Vehicles pursuant to the Common Stock Purchase Agreement are registerable securities thereunder.

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 6 of 10 Pages

The Common Stock Purchase Agreement is subject to customary termination provisions and the Investment Manager may terminate the Common Stock Purchase Agreement if any of the conditions of the Issuer to closing the Common Stock Purchase Agreement has not been, or if the closing has not occurred by June 19, 2020, other than as a result of default by the Investment Manager. In the event that the transactions contemplated by the Common Stock Purchase Agreement are not consummated, the Issuer will file a registration statement on Form S-1 to effect a rights offering, subject to the terms and conditions in the Commitment Letter.

The foregoing descriptions of the Proposal and the Common Stock Purchase Agreement do not purport to be complete and are qualified in their entireties by reference to the full texts of the Proposal and the Common Stock Purchase Agreement, which are attached referenced as Exhibit 17 and Exhibit 18, respectively, to this Schedule 3D and are also incorporated herein by reference.

While the Proposal remains under consideration and subject to negotiation, Reporting Persons and their representatives may respond to inquiries from the Issuer and the Board or their representatives and engage in discussions and negotiations.

No assurances can be given that the transaction contemplated by the Investment Manager or any other potential transaction involving the Reporting Persons and the Issuer will be consummated, or if a transaction is undertaken, as to its terms or timing. The Investment Manager may modify or withdraw the Proposal at any time. The Reporting Persons reserve the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plan or proposal at any time.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons’ response to Item 4 is incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 17:	Proposal.

Exhibit 18:	Common Stock Purchase Agreement (incorporated by reference to the copy of the Common Stock Purchase Agreement the Reporting Persons understand will be filed promptly by the Issuer on a Current Report on Form 8-K).

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 7 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 27, 2020

AXAR CAPITAL Management, LP
By: Axar GP, LLC, its General Partner

By:	/s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

AXAR GP, LLC

By:	/s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

/s/ Andrew Axelrod
ANDREW AXELROD

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 8 of 10 Pages

EXHIBIT 17

May 24, 2020

Board of Directors

StoneMor Inc.

3600 Horizon Boulevard

Trevose, Pennsylvania 19053

Ladies and Gentlemen:

Axar Capital Management, LP (“Axar” or “we”) is pleased to propose a transaction whereby we would acquire all of the outstanding shares of common stock (“Common Stock”) of StoneMor Inc. (the “Company”) not owned by Axar or its affiliates for an amount equal to $0.67 in cash per share (the “Proposed Transaction”). The proposed cash consideration represents an approximately 17% premium to the Common Stock’s 50-day moving average share price as of the market close on Friday, May 22, 2020. In our view, the Proposed Transaction represents a fair price to the Company’s stockholders.

The Proposed Transaction would allow the Company’s stockholders to immediately realize value, in cash, for their investment and provides the Company’s stockholders certainty of value for their shares of Common Stock, particularly in light of the Company’s ongoing equity capital requirements. These requirements include additional funding until the Company’s turnaround strategy is complete, as the cemetery business faces heightened challenges as a result of the pandemic. The Company may also need to raise further equity in the future to satisfy its bondholders and / or other credit providers, with those equity raises likely to result in significant dilution to the public stockholders.

In the last two years, Axar has been the only investor willing to provide any significant amount of equity capital to the Company. In the fall of 2019, we backstopped a rights offering of common units by StoneMor Partners LP. Of the $40 million of rights offered to the public, less than $4 million of the rights were exercised by the public stockholders. More recently, this spring, in order to obtain an indenture amendment to give the Company some breathing room under its covenants, we agreed to support the Company in raising $17.0 million of cash equity through the purchase $8.8 million of preferred stock of the Company (exchangeable for common stock at $0.73 per common share) and the backstop of a rights offering at $0.73 per share for $8.2 million of common stock. There is little evident interest by public stockholders in the rights offering, as the market price of the Common Stock has traded substantially below the rights offering price since the day of the rights offering announcement. Reducing the rights offering price to at or below the current market price to induce the public to support the company would result in significant additional dilution of the public stockholders.

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 9 of 10 Pages

The Proposed Transaction would be conditioned upon, among other things, the approval of the Board of Directors of the Company (the “Board”) and the negotiation and execution of mutually satisfactory transaction agreements.

As you are aware, Axar owns approximately 52% of the outstanding Common Stock. In considering the Proposed Transaction, please note that we have no current interest in selling the Common Stock we own nor would we currently expect, in our capacity as an owner of Common Stock, to vote in favor of any alternative sale, merger or similar transaction involving the Company other than the Proposed Transaction.

It is our expectation that the Board will appoint a special committee of independent directors (a “Special Committee”) to consider our proposal and make a recommendation to the full Board. We will not move forward with the Proposed Transaction unless it is approved by the Special Committee. We expect the Proposed Transaction’s definitive agreements would contain terms customary for a transaction of this type, including a customary closing condition that the approval of holders of a majority of the outstanding Common Stock not owned by Axar or its affiliates be obtained. The Proposed Transaction will not be contingent on any financing and will be funded with equity from Axar and its affiliates. As you aware, Axar and its affiliates are a Permitted Holder under the Company’s bond indenture and this transaction would not trigger a Change of Control under such documents.

Axar has not had any substantive discussions or negotiations with members of the Company’s management regarding their ability to “roll” their shares or stock options, or regarding any changes to existing employment agreements, equity incentive plans or benefit arrangements, in connection with the Proposed Transaction. However, at the appropriate time, we may explore, and discuss with management, any or all such topics. Axar strongly supports the existing executive management team and is hopeful this leadership team will remain in place following the closing of the Proposed Transaction.

As legally required, we will promptly file an amendment to our Schedule 13D, including a copy of this letter, and as such, we suggest the Company issue a press release regarding our proposal. We expect to make our Schedule 13D filing after the closing of the New York Stock Exchange on May 27, 2020.

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 10 of 10 Pages

In connection with this proposal, we have engaged Schulte Roth & Zabel LLP as our legal advisor, and we encourage the Special Committee to retain its own legal and financial advisors to assist it in its review of the Proposed Transaction. We and our advisors look forward to working with the Special Committee and its advisors to complete a mutually acceptable transaction, and are available at your convenience to discuss any aspects of our proposal or the Proposed Transaction.

Should you have any questions, please do not hesitate to contact us or our advisors.

Very truly yours,

AXAR CAPITAL MANAGEMENT, LP

By: Axar GP, LLC, its General Partner

By:	/s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member